1750 Tysons Boulevard, Suite 1300, McLean, VA 22102 tel: 703.918.4480 fax: 703.714.6511 www.alionscience.com

May 8, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela A. Long

Re:                             Alion Science and Technology Corporation (the “Registrant”)

Registration Statement on Form S-l

File No. 333-193932 (the “Registration Statement”)

Dear Ms. Long:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, the Registrant hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement shall become effective at 4:00 p.m. EST on May 9, 2014, or as soon thereafter as practicable.

The Registrant acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALION SCIENCE AND TECHNOLOGY CORPORATION

/s/ Bahman Atefi
Bahman Atefi
Chief Executive Officer